UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42483

TJGC GROUP LIMITED

(Translation of registrant’s name into English)

Unit F, 12/F

Kaiser Estate

Phase 1

41 Man Yue Street

Hunghom, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Appointment and Departure of Directors

Resignation of Directors

Effective as of June 30, 2026, CHAN KA MAN and LAI HO YIN resigned from the Board. Neither resignation resulted from any disagreement with the Company on any matter relating to its operations, policies, or practices. The Board accepted the resignations of CHAN KA MAN and LAI HO YIN from their respective positions as directors of the Company.

Appointment of Directors

Effective June 30, 2026 the Board appointed Ms. Tian Ke and Mr. Lin Junteng (the “New Directors”) to serve as an independent director in lieu of CHAN KA MAN and LAI HO YIN. The appointment has no specific term and can be terminated by either the New Directors or the Company at any time without advance notice. The biographical information of the New Directors is set forth below.

Ms. Tian Ke has extensive experience in corporate administrative systems, business operations management, and project coordination. She served as the Assistant to the President at Muye (Zhengzhou) Technology Co., Ltd. from July 2025 to December 2025 , where she focused on business process management and operational efficiency. Prior to that, from August 2016 to June 2025, Ms. Tian served as the Assistant to the President at Kailin Business Service Group Co., Ltd. , where she was responsible for establishing corporate administrative frameworks, overseeing large-scale project bidding, and managing budget analysis and data-driven decision support. Ms. Tian specializes in optimizing internal document systems and cross-departmental problem-solving to ensure standardized corporate governance. Ms. Tian holds an undergraduate degree in Accounting from Henan Engineering Institute, China.

Mr. Lin Junteng is a seasoned business consultant specializing in corporate systemic operations and organizational framework development. He is the Founder of Guangzhou Rich Dad Consulting Management Co., Ltd., established in April 2022. Since 2020, Mr. Lin has served as a Strategic Consultant for various enterprises, including Hainan Jiangcheng Bainian Education Technology Co., Ltd., Guangdong Kelaien Biotechnology Co., Ltd., and Hong Kong Lisheng Southern Co., Ltd.. Recently, he has provided strategic guidance for Guangzhou DeyiKang Health Technology Co., Ltd., Guangzhou April Health Technology Co., Ltd. and Jin Zi Yue (Guangzhou) Pharmaceutical Biotechnology Co., Ltd.. Mr. Lin’s expertise lies in building systematic operation frameworks, encompassing top-level strategy, profit system construction, and full-lifecycle business implementation. Mr. Lin holds an undergraduate degree from South China Normal University.

Reconstitution of Board Committees

Effective June 30, 2026, the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee of the Board have been reconstituted. The new composition and chairmanship of each committee are as follows:

Audit Committee

Each of Ms. Tian Ke, Mr. Lin Junteng, and Mr. Wu Yi has been appointed as a member of the Audit Committee, where Ms. Tian Ke serves as the chair in lieu of Ms. CHAN KA MAN.

Compensation Committee

Each of Ms. Tian Ke, Mr. Lin Junteng, and Mr. Wu Yi has been appointed as a member of the Compensation Committee, where Mr. Lin Junteng serves as the chair in lieu of Mr. LAI HO YIN.

Nominating and Governance Committee

Each of Ms. Tian Ke, Mr. Lin Junteng, and Mr. Wu Yi has been appointed as a member of the Nominating and Governance Committee, where Mr. Wu Yi serves as the chair in lieu of Mr. IP Ka Hang.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1.	Consent Letter, dated June 30, 2026, signed by Tian Ke
10.2	Consent Letter, dated June 30, 2026, signed by Lin Junteng

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2026	TJGC Group Limited

	By:	/s/ Guo Bin
Guo Bin
Chief Executive Officer

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